

August 13, 2015

Mail Stop 4546

<u>Via E-mail</u>
Hamza Suria, Chief Executive Officer
AnaptysBio, Inc.
10421 Pacific Center Court, Suite 200
San Diego, CA 92121

> **Re:** **AnaptysBio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 17, 2015**
> **CIK No. 0001370053**

Dear Mr. Suria:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note that you are seeking confidential treatment for several of your exhibits. Please note that comments on your confidential treatment request will be sent under separate cover.

Table of Contents, page i

3.   Please include "The Offering," beginning on page 7 here as well.

Our Product Candidates, page 2

4.   We note that you have not identified the antibody target for the products that are in development under your agreement with Celgene. Please tell us how you determined that this information is not necessary for investors to understand your current business or the likelihood that you may receive future cash flows from the development of those products.

5.   Please tell us the basis for your projections of the number of people who have that you provide here and elsewhere who may be impacted by atopic diseases, general pustular psoriasis and palmo-plantar pustular psoriasis. Revise throughout your filing to indicate the basis for your estimate of the number of possible patients for the conditions that you believe each of your key product candidates may address.

Our Strategy, page 4

6.   It appears that part of your business strategy is to file an Australian Clinical Trial Notification and perform clinical trials in Australian prior to making any filings in the United States. Please include a brief discussion of this strategy in this section, and a more thorough discussion of your Australian and United States regulatory strategy in more detail elsewhere in the document. Include a discussion of why you are choosing to operate in this manner, as well as the advantages and disadvantages of such a strategy.

7.   Revise your disclosure in this section to provide an explanation for your assertion that you have a "robust and renewable" pipeline of products. We note that none of the products in your pipeline have progressed to clinical trial stage.

The Offering, page 7

8.   Please disclose what percentage of outstanding common stock will be held by the public and by insiders immediately after the offering. Include a discussion of what the voting rights will be for each share of common stock immediately after the offering, noting what the public's ability to elect directors will be immediately after the offering.

9.   Please indicate in this section the $1.06 purchase price for the Series D convertible preferred stock which will convert to common stock on a one-to-one basis immediately prior to closing.

Risk Factors, page 11

We will require additional capital to finance our operations…, page 21

10.   You indicate here that the net proceeds and existing cash "will fund our projected operating requirements through at least the next 12 months" and on page 50 you indicate that such funds can support your operations "through at least 24 months." Please ensure that this discussion is consistent throughout your document.

We may seek Orphan Drug Designation for ANB019…, page 29

11.   In this risk factor, and throughout the document, please be consistent when describing your intent to seek Orphan Drug Designation. Do not use the terms "may" and "intend" interchangeably. We note your disclosure on page 80 that you "plan to seek FDA Orphan Drug Designation for ANB019 for the treatment of GPP and PPP."

If we are unable to obtain or protect intellectual property rights…, page 35

12.   Revise this section to discuss any instances where you have not been able to obtain patent protection or otherwise protect your intellectual property rights.

We may not be able to protect our intellectual property rights throughout the world, page 36
Obtaining and maintaining our patent protection depends on compliance…, page 38
We may become involved in lawsuits to protect or enforce…, page 28

13.   If you are aware or have experienced any challenges or infringements to your rights, or situations of material noncompliance with governmental rules regarding the patent process as described in these risk factors, please describe those instances in the relevant risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview
Critical Accounting Policies and Use of Estimates
Common Stock Valuations, page 65

14.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business, page 73

Our Product Candidates, page 73

15.   When you first describe to possible therapeutic impact of your product candidate, please revise your discussion to that the technical terminology is sufficiently explained so that it is comprehensible to lay investors.

Clinical Development Plan, page 78

16.   Please include a table or chart that provides a timeline of your clinical development plans for your each of your product candidates in Australia and in the United States.

ANB019: Anti-IL-36R Antibody, page 79

ANB019 Market Opportunity, page 81

17.   We note your disclosure on page 3 of the Summary, as well as on page 29 of the Risk Factors that discusses the possible implications of a determination to seek Orphan Drug Designations for ANB019. Revise this section to discuss any limitations on the designation, including any prescribed usage limitations for the determination and the potential limitations on the commercial viability of the market opportunity from such a small patient population.

18.   Please revise your disclosure about Refractory Psoriasis Vulgaris to identify the number of patients who you believe may fit into the "minority subset" of patients that are "refractory to approved biologics."

Manufacturing, page 90

19.   In the third paragraph of this section you state that you "rely on on third-party manufacturers" to generate product for clinical trial use that are cGMP compliant. We also note that neither you nor your contract manufacturer has produced cGMP compliant batches of your product. Please revise this section to discuss whether your contract manufacturer has, to date, had experience producing cGMP compliant materials. Similarly, please clarify the extent to which your personnel have had relevant experience validating cGMP compliant production.

Government Regulations and Product Approval, page 91

20.   Since much of your business takes place in your Australian subsidiary and you intend to seek Australian approval of your products first, please provide a government regulations

section that describes the Australian regulations and regulatory process in similar detail to the disclosures you provide regarding government authorities in the United States.

<u>Exhibits</u>

21.   We note your disclosure in the risk factors, including on page 19, that, in the event that you need to transfer manufacturing to another manufacturer, the cost of validation and in terms of production delays could be substantial. Please provide us with your analysis as to why your contract with the manufacturer is not a material contract as defined by Item 601(b)(10) of Regulation S-K.

You may contact Tabatha McCullom at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or the undersigned at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel
Division of Corporation Finance